

February 16, 2011

Mr. Thomas R. Cangemi
Senior Executive Vice President and Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

     Re: New York Community Bancorp, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2009
           Form 10-Q for Fiscal Quarter Ended March 31, 2010
           Form 10-Q for Fiscal Quarter Ended June 30, 2010
           File No. 001-31565

Dear Mr. Cangemi:

We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Sharon M. Blume
           Assistant Chief Accountant